                                                            Filed by:  EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rules 14a-12 of
                                             the Securities Exchange Act of 1934

                              Subject Company:  Circle International Group, Inc.

                  File Number for Registration Statement on Form S-4:  333-42310

  The following press release was disseminated on August 1, 2000:

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AT EGL, INC.                                                     AT CIRCLE
Elijio V. Serrano                  Michael D. Slaughter          Gary N. Frantz
Chief Financial Officer            Vice President                Director
                                   Investor Relations            Corporate Communications
(281) 618-3665                     (281) 618-3428                (415) 978-0650
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

FOR IMMEDIATE RELEASE
AUGUST 1, 2000

   EGL, INC. AND CIRCLE INTERNATIONAL GROUP, INC. GRANTED EARLY TERMINATION OF
      HART-SCOTT-RODINO WAITING PERIOD IN CONNECTION WITH PROPOSED MERGER

Houston, Texas, August 1, 2000 - EGL, Inc. (NASDAQ: EAGL) announced today that it has been granted early termination, effective July 28th, of the waiting period under the Hart-Scott-Rodino Act with respect to its proposed merger with Circle International Group, Inc. (NASDAQ: CRCL).

EGL has scheduled a special meeting of its shareholders to vote on the merger for September 18, 2000 and Circle has scheduled a special meeting of its shareholders to vote on the merger for September 20, 2000. EGL and Circle have established August 2, 2000 as the record date for determining shareholders entitled to notice of and to vote at the special meetings.

"We are pleased to have received Hart-Scott-Rodino clearance on a timely basis," commented James R. Crane, chairman and CEO of EGL. "We believe that the proposed merger of Circle and EGL brings together complementary strengths, creating a formidable service organization well positioned to compete in the global marketplace."

Under the terms of the proposed merger, which was announced jointly by EGL and Circle on July 3, 2000, each of Circle's shares of common stock are to be converted into one share of EGL common stock. Completion of the proposed merger is subject to the approval of the shareholders of both companies and the satisfaction of other customary conditions.


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About EGL: EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL's dedication to providing superior flexibility and fewer shipping restrictions on a price competitive basis has made it a leading provider of heavy-weight airfreight forwarding and other transportation and logistics services. EGL's network of 92 terminals in nine countries features state-of-the-art information systems designed to maximize cargo management efficiency and customer satisfaction.

About Circle: Headquartered in San Francisco, Circle International Group, Inc. is a global logistics solutions company. Founded in 1898, Circle today has more than 4,900 employees, with over 300 offices in 100 countries. With annual revenues of over $800 million, Circle provides integrated services including multi-modal air and ocean freight forwarding, customs brokerage, materials management, warehousing, distribution and fulfillment, trade facilitation and procurement, and logistics and supply chain management.

                  FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this press release regarding the proposed Circle merger and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, risks that the merger will be delayed or not occur and other factors detailed in EGL and Circle's filings with the Securities and Exchange Commission ("SEC"). If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL filed a registration statement on Form S-4 with the SEC on July 27, 2000. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. The registration statement, joint proxy statement/prospectus and other documents will be available free of charge on the SEC's web site at http://www.sec.gov and from EGL and Circle. EGL and Circle also file annual, quarterly and special reports, proxy statements and other information with the SEC that are available free of charge at the SEC's web site and from EGL and Circle.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by each of EGL and Circle on July 3, 2000.


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                         FOR MORE INFORMATION ABOUT EGL:

               CONTACT EGL INVESTOR RELATIONS VIA THE INTERNET AT
         INVESTORS@EAGLEGL.COM OR BY TELEPHONE AT 281/618-3428, MICHAEL
                SLAUGHTER, VICE PRESIDENT OF INVESTOR RELATIONS.
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